SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Definition of the UHE Bento Munhoz da Rocha Netto Concession Bonus (“Foz do Areia”)

COPEL (“Company”), a company that generates, transmits, distributes and sells power, informs its shareholders and the market in general, in continuity with Material Facts 01/20, 02/20 and 21/15, that the Interministerial Ordinance MME/ME No. 2, of October 7, 2022 and published in the Official Gazette on this date, established the minimum value for granting electricity power generation concession for HPP Foz do Areia in the amount of R$ 1,830,548,127.66 (one billion, eight hundred and thirty million, five hundred and forty-eight thousand, one hundred and twenty-seven reais and sixty-six cents).

The definition of the grant bonus constitutes a step in the process of obtaining a new concession agreement for a period of up to 30 years, through the sale of the control of the special purpose company SPE FDA Geração de Energia Elétrica S.A. At this stage, the Granting Authority defines the minimum amount to be paid for the grant, which must occur within 20 days after the signature of the new concession agreement. The amount established in the Ordinance will still be analyzed by the Federal Audit Court (“TCU”).

The wholly-owned subsidiary Copel Geração e Transmissão (“Copel GeT”) will analyze the assumptions linked to the definition of this bonus to continue the process, including the sale of control of the SPE, through auction, within a period of up to 12 months before the date of the current concession agreement, which expires on December 21, 2024.

RETROSPECT

In March 2020, Copel GeT”, with the objective of renewing the concession of the Foz do Areia HPP for another 30 (thirty) years, filed with the Ministry of Mines and Energy its manifestation for the framework of the SPE FDA Geração de Energia Elétrica S.A. under the terms of Federal Decree no. 9,271/2018 (amended by Federal Decree No. 10,135/2019 and 10,893/2021) associated with the sale of control of the respective SPE.

In September 2021, Copel GeT's Board of Directors approved the adhesion to the renegotiation of the hydrological risk of the physical guarantee portion not committed to the Regulated Contracting Environment ("ACR"), upon extension of the grant under the terms of Ratifying Resolution 2,932/2021, which sets the end date of the concession on December 21, 2024.

The Company will keep shareholders and the market in general duly informed of relevant events involving the matter.

Curitiba, October 19, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 19, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.